LIEBLONG & ASSOCIATES, INC.

**FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

SEPTEMBER 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Executive Center Drive, Suite 117
(No. and Street)

Little Rock	AR	72211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501-219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex R. Lieblong _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Lieblong & Associates, Inc. _____ , as

of September 30, _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



MARY ELLEN WILLIAMS
MY COMMISSION # 12387329
EXPIRES: April 18, 2022
Faulkner County

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc. (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lieblong & Associates, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 25, 2020

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

FINANCIAL STATEMENTS

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

Assets

Cash and Cash Equivalents	$	261,705
Commissions Receivable		65,357
Advisory Fees Receivable - Related Party		252,703
Prepaid Expenses		5,478
Deferred Tax Asset, Net		63,384
Investments, at Fair Value		15,625
Property and Equipment, Net		122,056
Right-of-use Assets		110,493
Total Assets	$	896,801

Liabilities and Stockholder's Equity

Liabilities:

Accounts Payable - Trade	$	7,618
Commissions Payable		47,928
Income Taxes Payable, Net		15,226
Lease Obligations		110,493
Total Liabilities		181,265

Stockholder's Equity:

Common Stock, $1 Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding		100
Additional Paid in Capital		672,101
Retained Earnings		43,335
Total Stockholder's Equity		715,536
Total Liabilities and Stockholder's Equity	$	896,801

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2020

Revenues:

Commissions on Transactions in Exchange Listed Equity Securities	$ 319,482
Commissions on Listed Option Transactions	2,045
Commissions from Sale of Investment Company Shares	922,591
Advisory fees	1,310,700
Asset-Based	41,804
Other	19,607
Total Revenues	2,616,229

Operating Expenses:

Employee Compensation and Benefits	2,171,413
Travel, Meals and Entertainment	208,437
Consulting Fees	3,250
Clearing Broker Fees and Computer Rental	39,925
Lease Expense	66,859
Depreciation and Amortization	54,233
Telephone	28,889
Regulatory Fees	17,597
Office Expense	24,200
Subscriptions	33,645
Insurance	10,775
Professional Fees	34,367
Postage and Shipping	3,531
Taxes, Licenses and Permits	2,053
Total Operating Expenses	2,699,174

Loss from operations	(82,945)

Other income (expense):

Forgivable Portion of Paycheck Protection Program Loan	113,401
Unrealized Loss on Sale of Equity Securities	(2,945)
Gain on Disposal of Property and Equipment	18,000
Total other income (expenses)	128,456
Income Before Income Taxes	45,511
Income Tax Expense, net	(11,389)
Net Income	$ 34,122

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - October 1, 2019	$ 100	$ 672,101	$ 9,213	$ 681,414
Net Income	-	-	34,122	34,122
Balance - September 30, 2020	$ 100	$ 672,101	$ 43,335	$ 715,536

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2020

Cash Flows from Operating Activities:

Net Income	$ 34,122
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	54,233
Deferred Tax Asset	(11,084)
Gain on Disposal of Property and Equipment	(18,000)
Unrealized Investment Loss	2,945
Changes in Assets and Liabilities:	
Commissions Receivable	305,580
Advisory Fees Receivable - Related Party	(252,703)
Prepaid Expenses	66
Right-of-use Assets	51,897
Accounts Payable – Trade	2,396
Commissions Payable	(401)
Income Taxes Payable, Net	14,298
Lease Obligations	(51,897)
Net Cash Provided by Operating Activities	131,452

Cash Flows from Investing Activities:

Proceeds From Sale of Property and Equipment	18,000
Purchase of Investments	(18,570)
Net Cash Used in Investing Activities	(570)

Net Change in Cash and Cash Equivalents	130,882
Cash and Cash Equivalents – September 30, 2019	130,823
Cash and Cash Equivalents – September 30, 2020	$ 261,705

The accompanying footnotes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recently Adopted Accounting Standards

Effective October 1, 2019, the Company implemented the requirements under the Financial Accounting Standard Board's Accounting Standards Update 2016-02, "Leases (Topic 842)" ("ASU 2016-02"),which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. The new standard provides a number of optional practical expedients in transition. The Company elected the 'package of practical expedients', which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. The Company does not elect the use-of hindsight or the practical expedient pertaining to land easements; the latter not being applicable. The new standard also provides practical expedients for the Company's ongoing accounting. The Company elected the short-term lease recognition exemption for the Company's airplanes. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company's leases.

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. With certain exceptions, early adoption was not permitted. This updated guidance enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation, and disclosure.

The provisions of ASU 2016-01 require, among other things, that the Company:
- Categorize securities as equity securities or debt securities
- Eliminate the classification of equity securities as trading or available for sale
- Determine which securities have readily determinable fair values
- Use the exit price notion when measuring fair value of financial instruments for disclosure purposes, and
- Recognize changes in the fair market value of equity securities in net income

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. On January 1, 2019, ASU 2016-15 became effective. There was no material impact to the financial statements as a result of adoption.

Revenue Recognition

The Company recognizes revenue when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents the Company's total commission revenue disaggregated by investment product category:

Mutual Funds	$	922,591
Equities		319,482
Other		2,045
	$	1,244,118

Commission Revenue

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

Sales-Based:		
Mutual Funds	$	184,076
Equities		319,482
Other		2,045
		505,603
Trailing:		
Mutual Funds		738,515
	$	1,244,118

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations. Advisory fees revenues totaled $1,310,700 for the year ended September 30, 2020.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's money market cash sweep vehicle. Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. Uninvested cash balances in the advisors' clients' accounts are swept into third-party money market funds for which the Company receives fees for administration and recordkeeping, which are based on account type and the invested balances. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis as it is primarily responsible for the administration and recordkeeping. Asset-based revenue was solely from money market cash sweep fees totaling $41,804.

Concentrations of Credit Risk — Cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2020, the Company had no uninsured cash balances.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Concentrations of Credit Risk- Commissions and Advisory Fees

Commissions receivable and approximately 12% of commissions revenue were from one customer (see Note 4).

Advisory fees receivable and approximately 70% of advisory fees revenue were from one customer (see Note 4).

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated Useful Life	
Vehicles	5 years	$ 220,035
Furniture and Equipment	5 – 7 years	159,822
Leasehold Improvements	5 years	219,509
		599,366
Accumulated Depreciation and Amortization		(477,310)
Net Property and Equipment		$ 122,056

Depreciation and amortization expense is determined by the straight-line method and totaled $54,233.

Income Taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Commitments and Contingencies

At September 30, 2020, the Company had no commitments, contingencies or guarantees that might result in a loss or a future obligation. In addition, the Company had no claims of which the Company is aware, as of the audit opinion date, that might be asserted against the Company.

Statement of Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash paid for income taxes totaled $8,420.

Note 2: Net Capital Requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2020, the Company's regulatory net capital was $264,411 and aggregate indebtedness was 26.77% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related Party Transactions

Commissions receivable totaling $65,357 and commissions revenue totaling $148,693 are derived from Key Colony Fund, L.P., a related entity through common ownership.

Advisory fee receivable totaling $252,703 and advisory fees revenue totaling $923,916 are owed from Key Colony Fund, L.P., a related entity through common ownership.

Note 5: Income Taxes

Current Income Tax Expense:		
Federal	$	18,275
State		4,198
		22,473
Deferred Income Tax Benefit:		
Federal		(9,439)
State		(1,645)
		(11,084)
Income Tax Expense, net	$	11,389

The effective income tax rate is different from the expected statutory federal rate because of the nondeductible expenses.

Deferred tax asset consists of the following:

Reserves and Accruals	$	254
Depreciation		63,130
	$	63,384

Note 6: COVID-19 Pandemic and CARES Act Funding

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. As of the date of the audit report, the COVID-19 pandemic continues to persist domestically and globally. At the current time, management is unable to predict how COVID-19 will affect the Company's future financial performance due to the uncertainties surrounding the severity and duration of the pandemic.

On April 15, 2020, the Company entered into a federally guaranteed loan agreement for $113,401 with a lender pursuant to a new loan program through the Small Business Administration ("SBA") as a result of the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and amended by the Paycheck Protection Program Flexibility Act of 2020. As of September 30, 2020, the Company has used the entire loan proceeds to fund its payroll expenses. As a result, the Company believes that it has met the PPP eligibility criteria for forgiveness and has concluded that the loan represents, in substance, a government grant that is expected to be forgiven. As such, in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Assistance", the Company has recognized the entire loan amount as Other Income at September 30, 2020. The Company does not anticipate taking any action that would cause any portion of the loan to be ineligible for forgiveness. However, to the extent that any amount is deemed unforgivable, such amount is payable over two to five years at an interest rate of 1%, with a deferral of payments for the first six months

Note 7: Leases

The Company has operating leases for office space and a copier. The leases have remaining terms of 1 to 2 years. Operating lease cost totaled $71,212 and is recorded within line items lease expense and office expense on the statement of operations. Cash paid for operating leases totaled $71,212. Right-of-use assets obtained in exchange for lease obligations for operating leases totaled $162,390. The weighted-average discount rate of 1.56% which was used in establishing the ROU asset and lease lability was the treasury yield curve rate for 2 years as of the effective date October 1, 2019.

Future minimum lease payments under all operating leases are as follows:

Year Ended September 30:		
2021	$	70,061
2022		43,982
Total lease payments		114,043
Less imputed interest		(3,550)
	$	110,493

Note 8: Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $10,571 to the SIMPLE Plan and is included in employee compensation and benefits.

Note 9: Focus Reconciliation

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of September 30, 2020):

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	288,205
Adjustment to Record SIMPLE Plan Contribution		(3,090)
Adjustment to record income tax expense		(15,226)
Other Adjustments		(5,478)
Net Capital Per the Amended FOCUS Report Filed	$	264,411